Exhibit 99.2

Colliers International Announces Election of Directors

TORONTO, April 12, 2017 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) (“Colliers”) today announced that at its annual meeting of shareholders, held in Toronto on April 11, 2017, the eight director nominees listed in Colliers’ management information circular dated February 23, 2017 were elected as directors of Colliers. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David R. Beatty	55,006,607	97.64%	1,331,171	2.36%
Peter F. Cohen	55,272,690	98.11%	1,065,088	1.89%
John (Jack) P. Curtin, Jr.	55,539,623	98.58%	798,155	1.42%
Stephen J. Harper	56,309,538	99.95%	28,240	0.05%
Michael D. Harris	54,159,363	96.13%	2,178,415	3.87%
Jay S. Hennick	55,554,877	98.61%	782,901	1.39%
Katherine M. Lee	52,581,770	93.33%	3,756,008	6.67%
L. Frederick Sutherland	55,908,296	99.24%	429,482	0.76%
* As a vote was taken by a show of hands, the number of votes disclosed reflects those proxies received by management in advance of the meeting.

In addition, at the meeting, Colliers shareholders approved, with a vote by a show of hands, the appointment of PricewaterhouseCoopers LLP as the auditor of Colliers for the ensuing year, as described in the circular.

About Colliers International Group Inc.

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry leading global real estate services company with more than 15,000 skilled professionals operating in 68 countries. With an enterprising culture and significant employee ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals’ Global Outsourcing for 11 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
CFO

(416) 960-9500